Corporate Resources Services, Inc.

160 Broadway

11th Floor

New York, New York 10038

July 13, 2010

Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:      Form 10-K for the Fiscal Year Ended September 30, 2009
Filed by Accountabilities, Inc. on December 28, 2009
File No. 000-30734

Dear Mr. Kempf:

Below are the responses from Corporate Resources Services, Inc. (“CRS” or the “Company”) with respect to the comment letter dated June 15, 2010, sent to the Company regarding the above referenced filing.  The discussion below is presented in the order of the numbered comments in the comment letter.  For your convenience, each of the Company’s responses are preceded with an italicized recitation of the corresponding comment set forth in the comment letter.

Form 10-K

Financial Statements

1. We note you engage in many material transactions with TSE including leasing workers, selling receivables under the account purchase agreement, and the loss incurred in the extinguishment of debt held by TSE.  Separately identify and quantify on the face of your balance sheet, income statement, and statement of cash flows all related party transactions and amounts pursuant to Rule 4-08(k) of Regulation S-X.

Response

The Company stated in its letter to the Commission dated March 23, 2010, in response to comment 4 in the Commission’s comment letter, dated February 19, 2010, that it would include disclosure of all related party transactions on the face of its balance sheets, statements of operations and statements of cash flows in future filings.  In accordance with this statement, the Company identified related party transactions on the face of the financial statements in its 10-Q for the quarterly period ended March 31, 2010 (the “Form 10-Q”).  Specifically, related party transaction disclosure was set forth in the following line items on the financial statements:

Financial Statement	Line Item
Condensed Consolidated Balance Sheet	• Current Assets: Due from related party • Current Liabilities: Due to related party • Related party long-term debt, net of current portion
Condensed Statements of Operations	• Direct cost of producing revenues- purchased from related party
Condensed Consolidated Statements of Cash Flows	• Due to (from) related parties • Accounts payable and accrued liabilities-due to related parties • Principal payments on long-term debt – related parties

In future filings, the Company will continue to separately identify and quantify on the face of its balance sheet, income statement and statement of cash flows related party transactions and amounts pursuant to Rule 4-08(k) of Regulation S-X, including the “Loss on debt extinguishments” line item on the Condensed Statements of Operations and Condensed Consolidated Statements of Cash Flow, which should have been identified as a related party transaction in the Form 10-Q.  The Company will also continue to provide details regarding these transactions in the notes to its financial statements.

2. Refer to the Services Agreement dated March 29, 2010 filed as Exhibit 10.5 to your Form 10-Q for the quarterly period ended March 31, 2010.  Regarding the contractual terms in section 3.1 Compensation to Service Provider, explain to us how you report revenue earned under this agreement and other agreements with similar terms.  That is, specifically tell us if you report the contractually defined Fee, stated as compensation for services and calculated as 20% of the gross payroll, as the revenue amount earned for the service or do you report another amount as revenue.  If you report another amount, please provide us a sufficiently detailed justification for the policy.

Response

As an initial matter, we note that the Services Agreement dated March 29, 2010, filed as Exhibit 10.5 to the Form 10-Q for the quarterly period ended March 31, 2010, only came into effect two days prior to the end of the quarter.  As a result, the Company had no revenue from this agreement to report during the quarterly period ended March 31, 2010.  In future filings, the Company intends to report as revenue the contractually defined “Fee” under this agreement as compensation for services.

The Company has no other agreements with similar terms and no other business relationships that are structured similarly.  The Services Agreement with Noor Associates, Inc. (“Noor”) differs from other agreements of the Company primarily in that Noor is the principal with respect to the clients and the Company’s services under the Services Agreement are limited to the items listed on Schedule 1 of such agreement.

Please contact me at (646) 443-2380 should you have any questions or require further information.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jay H. Schecter
Jay H. Schecter
Chief Executive Officer

cc:        Michael Bernstein

            Kenneth L. Henderson, Esq.